SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

June 11, 2012

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on June 11, 2012 on the Hong Kong Stock Exchange’s website at: http://www.hkexnews.hk/listedco/listconews/sehk/2012/0611/LTN20120611536.pdf with respect to (A) proposed issuance of new A shares; (B) proposed subscription of new A shares by China Southern Air Holding Company, the Company’s controlling shareholder and (C) Resumption of trading in H shares.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: June 11, 2012

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

(1) PROPOSED ISSUANCE OF NEW A SHARES;

(2) CONNECTED TRANSACTION - PROPOSED SUBSCRIPTION OF NEW A
SHARES BY CHINA SOUTHERN AIR HOLDING COMPANY

AND

(3) RESUMPTION OF TRADING IN H SHARES

PROPOSED NON-PUBLIC A SHARE ISSUE

At the Board meeting of the Company held on 11 June 2012, the Board approved the proposed issuance of not more than 465,116,279 new A Shares to CSAHC at the subscription price of RMB4.30 per A Share. The proceeds to be raised from the proposed Non-public A Share Issue will be not more than RMB2 billion.

CONNECTED TRANSACTION - PROPOSED SUBSCRIPTION OF NEW A SHARES BY CSAHC

On 11 June 2012, CSAHC entered into the Subscription Agreement with the Company, pursuant to which CSAHC has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue not more than 465,116,279 new A Shares for an aggregate consideration of not more than RMB2 billion, equivalent to the subscription price of RMB4.30 per new A Share.

Since CSAHC is the controlling Shareholder and a connected person of the Company, the Subscription constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to the reporting, announcement and independent shareholders’ approval requirements under the Listing Rules. An Independent Board Committee comprising of the independent non-executive Directors will be formed to advise Independent Shareholders on the Non-public A Share Issue. An independent financial adviser, in accordance with the Listing Rules, will be appointed to advise the Independent Board Committee and the Independent Shareholders on the same. The Company will convene the EGM for the Shareholders to consider and, if thought fit, among other things, to approve the Subscription and CSAHC and its associates shall abstain from voting in respect of the resolutions relating to the Subscription.

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The new A Shares to be issued pursuant to the Subscription will be allotted and issued under the general mandate granted to the Board at the annual general meeting of the Company held on 31 May 2012 and the approvals from relevant regulatory authorities.

A circular containing further details of the Subscription, the letter from the Independent Board Committee, the letter from the independent financial adviser and the notice of EGM will be issued by the Company and despatched to the Shareholders in due course.

WARNING: The Subscription is a possibility only. Completion of the Subscription is conditional upon the fulfillment of certain conditions under the Subscription Agreement as mentioned below. Accordingly, the Subscription Agreement may or may not be completed and the Subscription may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

RESUMPTION OF TRADING

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended with effect from 9:00 a.m. on 5 June 2012. The Company has made an application to the Stock Exchange for the resumption of trading in its H Shares on the Stock Exchange with effect from 9:00 a.m. on 12 June 2012.

PROPOSED NON-PUBLIC A SHARE ISSUE

General

At the Board meeting of the Company held on 11 June 2012, the Board approved the proposed issuance of not more than 465,116,279 new A Shares to CSAHC on the terms set out in this announcement.

Accordingly, on 11 June 2012, CSAHC entered into the Subscription Agreement with the Company, pursuant to which CSAHC has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue not more than 465,116,279 new A Shares for an aggregate consideration of not more than RMB2 billion, equivalent to the subscription price of RMB4.30 per new A Share, which may be adjusted in the manner as described below.

Structure of the Non-public A Share Issue

Class of Shares to be issued and the nominal value:	A Shares with a par value of RMB1.00 each
Subscriber:	CSAHC
Number of A Shares to be issued:

The total number of A Shares to be issued under the Non-public A Share Issue will be not more than 465,116,279 Shares. The number of Shares to be issued shall be adjusted as explained in the paragraph “Basis for determining the subscription price” below in case of ex-right or ex-dividend including distribution of dividend, transfer to share capital from capital reserve during the period from the Pricing Base Day to the date of issuance.

Method of issue:	Non-public offering. The new A Shares will be issued accordingly within 6 months after the approval from CSRC on the same has been obtained.

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The consideration for the Subscription shall be paid in cash by way of bank transfer.
Basis for determining the subscription price:

The subscription price of new A Shares shall be RMB4.30 per A Share, i.e. not less than 90% of the average trading price of the A Shares in the 20 trading days preceding the Pricing Base Day (the average trading price of the A Shares in the 20 trading days preceding the Pricing Base Day equals to the total trading amount of A Shares traded in the 20 trading days preceding the Pricing Base Day divided by the total volume of A Shares traded in the 20 trading days preceding the Pricing Base Day). The subscription price of the new A Shares will be adjusted in accordance with the relevant rules of the Shanghai Stock Exchange if there is any ex-rights or ex-dividend arrangement from the Pricing Base Day to the date of issuance.

Assuming the subscription price before the adjustment as P0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new Shares or allotments of each Share as K, the price of the new Shares or allotments as A, distribution of dividends for each Share as D, the issue price after the adjustment as P1 (the adjustment value are reserved up to two digits after the decimal place, and rounding the last figure and the subscription price for A Shares shall not be less than its nominal value of RMB 1.00 per A Share), then

Dividends distribution: P1 = P0-D;

Bonus issue or transfer to share capital from capital reserve: P1 = P0/(1+N);

Issue of new Shares or allotments: P 1= (P0+AK)/(1+K);

Combination of the three items: P1 = (P0-D+AK)/(1+K+N).

The subscription price of RMB4.30 per A Share represents: (i) a discount of approximately 8.12% as compared to the closing price of RMB4.68 per A Share immediately prior to the suspension of trading of A Share on 5 June 2012; and (ii) a discount of approximately 10.23% as compared to the average closing price of RMB4.79 per A Share for the last five trading days immediately prior to 5 June 2012.

Rights attached to the new A Shares:	The new A Shares to be issued pursuant to the Non-public A Share Issue will rank pari passu with the existing Shares in all respects.

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Conditions for the Subscription Agreement to take effect:	The Subscription Agreement will take effect on the date when all of the following conditions have been satisfied:

(1) the approval by the General Managers Meeting of CSAHC for the Subscription has been obtained;

(2) the approval by the Independent Shareholders at the EGM for the issue of new A Shares pursuant to the Subscription Agreement has been obtained; and

(3) the receipt of all the licences, authorisations, permits, consents and approvals from the relevant approval authorities for the Subscription contemplated under the Subscription Agreement.

In the event that any of the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders' resolution approving the Subscription, the Company and CSAHC shall not be bound to proceed with the Subscription and the Subscription Agreement shall cease to be of any effect and save in respect of claims arising out of any antecedent breach of the Subscription Agreement.

Completion of the Subscription Agreement:

The completion of the Subscription Agreement will take place when the Shanghai Securities Depository and Clearing Corporation Limited confirms that the new A Shares have been fully subscribed by CSAHC.

Net proceeds from the Non-public A Share Issue and its usage:

Assuming a maximum of 465,116,279 new A Shares are fully subscribed and issued, the proceeds raised from the Non-public A Share Issue will be not more than RMB 2 billion. After deduction of the fees and expenses relating to the Non-public A Share Issue, the net proceeds raised from the Non-public A Share Issue will be used to repay the bank loans of the Company. The remaining proceeds (if any) after repayment of the bank loans will be used as working capital of the Company

Lock-up arrangement:	Pursuant to the relevant rules of CSRC, the new A Shares to be subscribed by CSAHC shall not be disposed of within 36 months from the completion date of the issuance of such new A Shares.
Listing application:

Application will be made by the Company to the Shanghai Stock Exchange for the granting of the listing of, and permission to deal in, all A Shares issued pursuant to the Non-public A Share Issue. Upon the expiration of the lock-up period, the new A Shares will be traded on the Shanghai Stock Exchange.

Arrangement relating to the accumulated undistributed profits of the Company prior to the Non-public A Share Issue:	After the Non-public A Share Issue, the new and existing Shareholders will share the undistributed profits of the Company accumulated prior to the Non-public A Share Issue.

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Validity period of the resolution:	The period of 12 months from the passing of the special resolution with respect to the Non-public A Share Issue at the EGM.

Shareholding structure of the Company

Shareholding structure of the Company as at the date of this announcement and immediately after completion of the Subscription

(assuming a maximum of 465,116,279 new A Shares are fully subscribed and issued and there is no further issuance of Shares)

	CSAHC		Public		Total
	(A Shares)	(H Shares)	(A Shares)	(H Shares)

Number of Shares held as at the date of this announcement	4,145,050,000	1,064,770,000 (Note 1)	2,877,600,000	1,730,147,000	9,817,567,000

% to the existing total issued share capital of the Company as at the date of this announcement	42.22%	10.85%	29.31%	17.62%	100%

Number of new A Shares to be subscribed by CSAHC under the Subscription Agreement	465,116,279	-	-	-	465,116,279

Number of Shares held immediately after completion of the Subscription	4,610,166,279	1,064,770,000	2,877,600,000	1,730,147,000	10,282,683,279

% to the total issued share capital of the Company immediately after completion of the Subscription	44.83%	10.35%	27.99%	16.83%	100%

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Note:

(1)	CSAHC is deemed to be interested in an aggregate of 1,064,770,000 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,120,000 H Shares are directly held by Yazhou Travel Investment Company Limited (representing approximately 1.11% of its then total issued H Shares) and 1,033,650,000 H Shares are directly held by Nan Lung (representing approximately 36.98% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung is also deemed to be interested in the 31,120,000 H Shares held by Yazhou Travel Investment Company Limited.

The principal business activity of the Company is that of civil aviation.

CSAHC is a state-owned enterprise established in the PRC. The principal activity of CSAHC is investment holding.

REASONS FOR AND BENEFIT OF THE PROPOSED NON-PUBLIC A SHARE ISSUE

The Non-public A Share Issue will help the Company to improve its financial condition, satisfy the capital needs of its business development, maintain its competitive advantage and ensure its sustainable and sound development, all in the best interest of the Shareholders.

The Board also believes that the Subscription will be beneficial to the Company as it can strengthen the capital base of the Company, lighten the debt burden of the Company, improve the operating results of the Company, maintain the long-term development of the Company, and enhance the overall benefit of the Company.

Having considered the above, the Directors (other than the independent non-executive Directors whose views will be set out in the circular to be despatched to the Shareholders together with the advice of the independent financial adviser) consider the Non-public A Share Issue is fair and reasonable and in the best interests of the Company and the Shareholders as a whole are concerned.

RECENT FUND RAISING ACTIVITIES

The Company has not conducted any fund raising exercise in the past 12 months preceding the date of this announcement.

IMPLICATIONS UNDER THE LISTING RULES

Since CSAHC is the controlling Shareholder and a connected person of the Company, the Subscription constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders’ approval requirements. An Independent Board Committee comprising of the independent non-executive Directors will be formed to advise the Independent Shareholders on the Non-public A Share Issue . An independent financial adviser, in accordance with the Listing Rules, will be appointed to advise the Independent Board Committee and the Independent Shareholders on the same. For the purpose of Chapter 14A of the Listing Rules and in respect of the Subscription, the Company will convene the EGM for the Shareholders to consider and, if thought fit, among other things, to approve the Subscription and CSAHC and its associates shall abstain from voting in respect of the resolutions relating to the Subscription.

The new A Shares to be issued pursuant to the Subscription will be allotted and issued under the general mandate granted to the Board at the annual general meeting of the Company held on 31 May 2012 and the approvals from relevant regulatory authorities. That general mandate has not been used by the Company since the date of its grant.

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A circular containing further details of the Subscription, the letter from the Independent Board Committee, the letter from the independent financial adviser and the notice of EGM will be issued by the Company and despatched to the Shareholders in due course.

Among the 11 Directors, three Directors, Mr. Si Xian Min, Mr. Wang Quan Hua and Mr. Yuan Xin An, who were connected Directors, were required to abstain from voting in respect of the Subscription Agreement. All remaining eight Directors who were entitled to vote, unanimously approved the Subscription. The format and procedure for passing the resolution were in compliance with the Company Law of the PRC and the Articles of Association.

WARNING: The Subscription is a possibility only. Completion of the Subscription is conditional upon the fulfillment of certain conditions under the Subscription Agreements as mentioned above. Accordingly, the Subscription Agreement may or may not be completed and the Subscription may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

RESUMPTION OF TRADING IN H SHARES

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended with effect from 9:00 a.m. on 5 June 2012. The Company has made an application to the Stock Exchange for the resumption of trading in its H Shares on the Stock Exchange with effect from 9:00 a.m. on 12 June 2012.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	A Share(s) of RMB 1.00 each in the capital of the Company
“Articles of Association”	the articles of association of the Company, as amended from time to time
“associates”	has the meaning ascribed thereto under the Listing Rules
“Board”	the board of directors of the Company
"China" or "PRC"	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
“Company”

China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American Depositary Receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person”	has the meaning ascribed thereto under the Listing Rules
“CSAHC”	China Southern Air Holding Company, the controlling Shareholder directly and indirectly holding approximately 53.07% equity interest in the Company as at the date of this announcement

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"CSRC"	the China Securities Regulatory Commission
“Directors”	the directors of the Company
"EGM"	the forthcoming extraordinary general meeting of the Company to be convened and held for the purpose of, among other things, approving the Subscription
“Group”	the Company and its subsidiaries
"H Share(s)"	H Share(s) of RMB1.00 each in the capital of the Company
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Independent Board Committee”	the independent board committee of the Company to be formed to advise the Independent Shareholders in relation to the Non-public A Share Issue
“Independent Shareholders”	the Shareholders, other than CSAHC and its associates
“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange
"Nan Lung"	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC
"Non-public A Share Issue"	the proposed issuance of not more than 465,116,279 new A Shares to CSAHC by way of non-public offering

“Pricing Base Day”	12 June 2012
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	collectively, the A Shares and the H Shares
"Shareholder(s)"	the holders of the Shares
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Subscription”	the subscription for new A Shares in the Company by CSAHC pursuant to the Subscription Agreement
“Subscription Agreement”

the subscription agreement dated 11 June 2012 between CSAHC and the Company under which CSAHC conditionally agrees to subscribe for, and the Company conditionally agrees to allot and issue not more than 465,116,279 new A Shares at the subscription price of RMB4.30 per new A Share

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

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Guangzhou, the People’s Republic of China

11 June 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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